Note 1 -   **Nature of Business**

HitherLane Partners, LLC (the "Company") is a Delaware Limited Liability Company formed in 2013.   The sole member of HitherLane Partners, LLC is Kellner Capital, LLC. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company engages in the placement of interests in investment vehicles sponsored by both affiliated and non-affiliated entities.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

Note 2 -   **Significant Accounting Policies**

Basis of Presentation

The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash held on deposit at a widely known commercial bank. Cash deposits are insured by the Federal Deposit Insurance Company ("FDIC") up to $250,000. Cash has not exceeded FDIC insurable limits during the reporting period.

Valuation of Investments in Securities, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Securities are carried at fair value. Realized and unrealized gains and losses on securities owned are included in the statement of operations.

Note 2 -   **Significant Accounting Policies (continued)**

Valuation of Investments in Securities, at Fair Value - Definition and Hierarchy (continued)

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* – *V*aluations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect

Note 2 -   **Significant Accounting Policies (continued)**

Valuation of Investments in Securities, at Fair Value - Definition and Hierarchy (continued)

those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

The Company's investment in securities as reported in the statement of financial condition represents the Company's investment in an open-end mutual fund, is classified as Level 1, and is valued at the published net asset value as of December 31, 2016. All other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Revenue Recognition

Securities transactions are recorded on a trade date basis.

The Company generates commission income earned from investment referrals based on various contracts it has with investment companies and from employee sales of mutual fund interests. Commission income is recognized based on the terms defined in these agreements.

Income Taxes

The net income or loss of the Company flows through to its member. Accordingly, no federal income taxes are included in the accompanying financial statements. The Company is also subject to various state income taxes.

The Company is subject to the New York City unincorporated business tax. There was no tax liability for the year ended December 31, 2016.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. As of December 31, 2016, open Federal tax years include the tax years ended December 31, 2013 through December 31, 2015.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2016.

Note 3 -   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness.   At December 31, 2016, the Company had liabilities of $107,472 necessitating a net capital requirement of $7,165.   Actual net capital was calculated to be $169,647 at December 31, 2016, which was $162,482 in excess of its net capital requirement of $7,165.

Note 4 -   Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 -   Related Party Transactions

The Company receives commission income from a related party, Kellner Management, LP, on a quarterly basis. Such income totaled $165,068 and is included in commission income on the accompanying statement of operations. Commission income of $35,000 was due from Kellner Management, LP as of December 31, 2016 and is included in fee receivable on the accompanying statement of financial condition.

The Company has an expense sharing agreement with Kellner Management, LP, where the Company pays Kellner Management, LP a monthly fee for their share of various shared services, such as salaries and occupancy.   Such fees totaled $684,455 and are included in the related service expenses on the accompanying statement of operations.

As a result of the expense sharing agreement with Kellner Management, LP, a payable to Kellner Management, LP is booked on a monthly basis, and paid to Kellner Management, LP in the month immediately following. As of December 31, 2016 $56,376 was payable to Kellner Management, LP on the accompanying statement of financial condition.

The Company's investment in securities as reported on the statement of financial condition is an investment in a related party open-end mutual fund, ticker symbol GAKAX. The net unrealized loss on the investment in GAKAX was $969 for the year ended December 31, 2016.

Note 6   -   <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2016, through February 2, 2017, the date which the financial statements were available to be issued.

On January 17, 2017 the Company repaid Kellner Management, LP $56,376.

Through February 2, 2017 capital contributions in the amount of $63,000 were received from Kellner Capital, LLC.